UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”) in compliance with the provisions of CVM Resolution No. 44 of August 23, 2021, informs its shareholders and the market in general that the Board of Directors, in meeting held on this date, approved the proposed succession of Cosan´s Chief Executive Officer and Chief Financial and Investor Relations Officer, as suggested by the Statutory People and Nominating Committee, which will become effective on January 1, 2024.

Luis Henrique Guimarães will leave the presidency of Cosan, dedicating himself exclusively to the Boards of Directors of the companies Cosan, Moove, Compass and Vale.

Nelson Gomes, current CEO of Compass, will take over as CEO of Cosan, remaining on the Board of Compass, and will be appointed to the Boards of Directors of Raízen, Moove and Rumo in the coming months.

Ricardo Lewin will leave his position as Chief Financial and Investor Relations Officer and will dedicate himself to the Vice Presidency of Portfolio and Business Development.

Rodrigo Araujo, current Director of Strategy, will take over as Chief Financial and Investor Relations Officer.

The Company's directors will be available for further clarification in the results conference call to be held on this date, as informed in the corporate calendar.

São Paulo, November 14, 2023.

Ricardo Lewin

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2023

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer